Annual Report

2005


SEC MAIL PROCESSING
RECEIVED
APR 24 2006
WASH, D.C.
199
SECTION




06034296



ESTABLISHED 1910



Photo courtesy of Austin Walmsley

Peoples Bancorp, Inc.
and Subsidiary
Peoples Bank of Kent County, Maryland
Chestertown, Maryland

95 years of Peoples
Serving People



Seated is E. Roy Owens, Chairman Emeritus. Standing from left to right is: Robert W. Clark, Jr., LaMonte E. Cooke, Robert A. Moore, Stefan R. Skipp, Herman E. Hill, Jr., Elmer E. Horsey , Chairman of the Board, William G. Wheatley, Elizabeth Ann Strong, P. Partick McClary, Alexander P. Rasin, Thomas G. Stevenson, President/CEO/CFO and Gary B. Fellows.

PEOPLES BANCORP, INC. AND SUBSIDIARY

TABLE OF CONTENTS

PEOPLES BANCORP, INC.

DIRECTORS

Robert W. Clark, Jr.
Betterton, Maryland

LaMonte E. Cooke
Chestertown, Maryland

Olin S. Davis, Jr. *
Galena, Maryland

Gary B. Fellows
Millington, Maryland

Herman E. Hill, Jr.
Rock Hall, Maryland

Elmer E. Horsey
Chestertown, Maryland

P. Patrick McClary
Chestertown, Maryland

Robert A. Moore
Chestertown, Maryland

E. Roy Owens*
Chestertown, Maryland

Alexander P. Rasin, III
Chestertown, Maryland

Stefan R. Skipp
Arnold, Maryland

Thomas G. Stevenson
Chestertown, Maryland

Elizabeth A. Strong
Chestertown, Maryland

F. Burgess Tucker *
Rock Hall, Maryland

W. Howard Wheatley *
Chestertown, Maryland

William G. Wheatley
Worton, Maryland

* Retired

Peoples Bancorp, Inc. and Subsidiary

Peoples Bank of Kent County, Maryland

Officers

Elmer E. Horsey
Chairman

Thomas G. Stevenson
President & CEO & CFO

H. Lawrence Lyons
Executive Vice President & Cashier

Thomas A. Tucker
Executive Vice President

William G. Wheatley
Executive Vice President

Marion P. "Chip" Everett, Jr.
Senior Vice President

Terri L. Garvey
Senior Vice President

S. Henrietta Maloney
Vice President

M. Kay McHenry
Vice President

Ina P. Reed
Vice President & Auditor

Stephanie L. Usilton
Vice President

L. Susan Barnhardt
Assistant Vice President

Debra A. Conner
Assistant Vice President

Harriet P. Creighton
Assistant Vice President

R. Michael Hart
Assistant Vice President

Eva W. Hickman
Assistant Vice President

Heidi L. Manning
Assistant Vice President

Cecil A. Unruh
Assistant Vice President

Sheila M. Dwyer
Assistant Cashier

Donna H. Edwards
Assistant Cashier

Grace M. Eyler
Assistant Cashier

Sandra J. Joiner
Assistant Cashier

Jane W. Kennedy
Assistant Cashier

Kay B. Pinder
Assistant Cashier

Isabella V. Sampson
Assistant Cashier

Jennifer J. Teat
Assistant Cashier

Robert A. Moore
Secretary to the Board

Bank Services

AMERICAN EXPRESS SERVICES
BILL PAYING SERVICE
BUSINESS MANAGER
CERTIFICATES OF DEPOSIT
CHECKING ACCOUNTS
CHRISTMAS CLUBS
DEBIT CARDS
DIRECT DEPOSIT PAYROLL
DISCOUNT BROKERAGE SERVICES
DRIVE-IN SERVICE
INDIVIDUAL RETIREMENT ACCOUNTS
INTERNET BANKING
INVEST FINANCIAL CORPORATION
Annuities, Bonds, Life Insurance, Stocks, Mutual Funds
KEOGH RETIREMENT PLANS
LOANS, ALL TYPES
MONEY MARKET ACCOUNTS
MONEY ORDERS
NIGHT DEPOSIT SERVICES
NOW ACCOUNTS
SAFE DEPOSIT BOXES
SAVINGS ACCOUNTS
SUPER NOW ACCOUNTS
TELEPHONE BANKING
TRAVELERS CHEQUES
24 HOUR AUTOMATED BANKING
U.S. GOVERNMENT SAVINGS BONDS
VISA/MASTER CARD ACCOUNTS

Other Personnel

Bonnie L. Allen
Beverly C. Ashley
Elisabeth A. Baugher
Margaret A. Black
Stacey M. Boothe
Patricia Carter
Peggy M. Christian
Brandi C. Clark
Jason R. Conner
Regina K. Crites
Janice L. Dey
Katie E. DiSano
Tammy L. Dlugoborski
Anjanette S. Graves
Taccorra R. Graves
Elizabeth M. Green
Amy L. Guercio
Mary M. Guseman
Anita T. Hayes
Mary A. Landa
Lori A. Larrimore
Tina P. Lusby
S. Amanda Miller
Shirley M. Nicholson
Shirley H. Patrick
Tracy A. Piasecki
Meredith L. Sawyer
Doris H. Schauber
David N. Shields
Sandra M. Squires
Joan E. Stevens
Jayme L. Stoltzfus
Sharon L. Sutton
Carol G. Taylor
Clara B. Taylor
Noralene H. Thomas
Heather D. Thompson
Lacey M. Townsend
Sarah A. Usilton
Jo Ann T. Wagner
Shirley E. Warren
William Warren, Jr.
Lori A. Welch
Alicin L. Wilson
Donald L. Yerkie
Nancy M. Ziolkowski

April 1, 2006

To our Stockholders:

On behalf of the Board of Directors and the bank's employees, we are pleased to report on your company's highlights for the year ending December 31, 2005. In the pages that follow, you will find a more in-depth description and analysis of the company's financial condition and results of operations.

Total assets increased 17.41% over year-end 2004 to $238,291,437. This growth in assets had a beneficial effect on our net income as it rose to $3,621,906, a 25.36% increase over year-end 2004. On a per share basis, earnings were $4.59 versus $3.64 per share year-end 2004, a 26.10% increase. Together with dividends and your stock appreciation, the total return on your investment in Peoples Bancorp, Inc., amounted to 36.62% for 2005.

Going into 2006, we are optimistic that our local economy will remain stable and we look forward to continuing our substantial investment in the community. We will be starting our new branch at the corner of Route 213 and Route 300, in Church Hill this month, and are in the process of purchasing a property in Sudlersville for another branch bank. Both locations are excellent and we are excited about our prospects in those communities.

In another matter, Elmer Horsey, Chairman, retired, having served on our board since September of 1983. Since the time he joined us, the bank has grown from $50,075,764 in year-end total assets to $238,291,437 as of December 31st, a 475.86% increase. Earnings increased 786.68%, from $460,402 to the present, $3,621,906 over the same period. As you can see, our size and efficiency has improved considerably during "Chief's" tenure and we all thank him for the personal dedication he has shown to Peoples Bank, its employees, fellow directors, and stockholders over these short 22 years. Thanks Elmer.

Finally, and most importantly, I would like to thank all the dedicated employees of Peoples Bank that have made this truly a magnificent year. There aren't many companies that have the kind of numbers we do, but, then again, they don't have the kind of folks Peoples Bank has. All are warm, caring, sincere, hardworking professionals who have the best interest of our customers and the bank at heart.

I invite all of you to our annual meeting on May 17, 2006 at Christ United Methodist Church to review all of the good news we have had in 2005, the more to come in our future and, lastly, to give the kids a cheer for the way they are protecting your investment in Peoples Bank.

Regards and have a Great 2006,



Thomas G. Stevenson
President & CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

The following discussion of our consolidated financial condition and results of operations should be read in conjunction with the our consolidated financial statements and related notes and other statistical information included in Item 8 of Part II of this annual report. As used in this Item 7, the term "Company" refers to Peoples Bancorp, Inc. and, as the context requires, the Bank.

Overview

The Company recorded a 25.36% increase in net income for 2005 over 2004. Basic net income per share for 2005 was $4.59, compared to $3.64 for 2004, which represents an increase of 26.10%.

Return on average assets increased to 1.62% for 2005, compared to 1.54% for 2004 and 1.34% for 2003. Return on average stockholders' equity for 2005 was 16.14%, compared to 13.98% for 2004 and 11.56% for 2003. Average assets increased in 2005 to $224,064,994 or 19.55%. In 2004 average assets increased to $187,417,577 up 11.18% over 2003. Average loans net of loan loss increased to $190,312,478 up 25.22% in 2005. In 2004 average loans net of loan loss increased to $151,982,588 up 19.36%. During the same period average deposits increased 19.36% to a balance of $161,722,188 over the 8.27% increased balance of $152,330,146 in 2004 versus 2003. Average stockholders' equity increased 8.60% and 5.64% totaling $22,437,506 and $20,661,437 respectively for the year ended December 31, 2005 when compared to 2004 and year end December 31, 2004 compared to 2003.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies followed by the Company are presented in Note 1 to Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheets. Note 1 to Consolidated Financial Statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included below under the caption "FINANCIAL CONDITION—Market Risk Management".



Main Office

RESULTS OF OPERATIONS

The Company reported net income of $3,621,906, or $4.59 per share, for the year ended December 31, 2005 which was an increase of $732,619 or 25.36% over $2,889,287, or $3.64 per share, for the year ended December 31, 2004.

Net Interest Income

The primary source of income for the Company is net interest income, which is the difference between revenue on interest-earning assets, such as investment securities and loans, and interest incurred on interest-bearing sources of funds, such as deposits and borrowings. The level of net interest income is determined primarily by the average balance of interest-earning assets and funding sources and the various rate spreads between the interest-earning assets and the Company's funding sources. The table "Average Balances, Interest, and Yield" that appears below shows the Company's average volume of interest-earning assets and interest-bearing liabilities for 2005, 2004 and 2003, and related income/expense and yields. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, and increases or decreases in the average rates earned and paid on such assets and liabilities. The volume of interest-earning assets and interest-bearing liabilities is affected by the ability to manage the earning-asset portfolio (which includes loans), and the availability of particular sources of funds, such as noninterest bearing deposits. The table "Analysis of Changes in Net Interest Income" shows the amount of net interest income change from rate changes and from activity changes.

For the year ended December 31, 2005, net interest income increased $1,812,502, or 22.61%, to $9,829,805 from $8,017,303 for the year ended December 31, 2004. Net interest income for the year ended December 31, 2004 increased $1,079,427, or 15.56%, over net income for 2003. The increase in net interest income in 2005 was the result of an increase of $3,143,236 in interest income offset by an increase to interest expense of $1,330,733, while 2004's increase was the result of a decrease in interest expense of $275,158 combined with an increase of $804,269 in interest income. In 2004, net interest income increased primarily because the balance of interest-earning assets grew faster than the balance of deposits and borrowed funds but in 2005 deposits grew moderately and the Company's borrowed funds increased with loan demand. Net income was able to increase since loan income was earning a higher yield than what is being paid for borrowed funds. While the yield on interest-earning assets on a fully taxable basis decreased to 5.93% in 2004 from 6.12% in 2003 it increased to 6.43% in 2005. The combined effective rate on deposits and borrowed funds followed the same fluctuation by decreasing to 1.82% in 2004 from 2.23% in 2003 and then increasing to 2.27% in 2005.

The key performance measure for net interest income is the "net margin on interest-bearing assets", or net interest income divided by average interest-earning assets. The Company's net interest margin for 2005 on a fully taxable equivalent basis was 4.63%, compared to 4.52% for 2004 and 4.38% for 2003. Management attempts to maintain a net margin on interest-earning assets of 4.50% or higher. The net margin may decline, however, if competition increases, loan demand decreases, or the cost of funds rises faster than the return on loans and securities. Although such expectations are based on management's judgment, actual results will depend on a number of factors that cannot be predicted with certainty, and fulfillment of management's expectations cannot be assured.

Average Balances, Interest, and Yield

	For the Year Ended December 31, 2005			For the Year Ended December 31, 2004			For the Year Ended December 31, 2003		
	Average Balance	Interest	Yield	Average Balance	Interest	Yield	Average Balance	Interest	Yield
Assets									
Federal funds sold	$ 2,064,507	$ 66,709	3.23 %	$ 3,057,225	$ 36,255	1.19 %	$ 3,705,451	$ 41,600	1.12 %
Interest-bearing deposits	72,422	2,560	3.53 %	54,076	477	0.88 %	21,379	216	1.01 %
Investment securities:									
U. S. government agency	19,885,915	779,182	3.92 %	22,717,070	889,216	3.91 %	28,595,830	1,278,464	4.47 %
Other	1,774,041	56,111	3.16 %	465,718	15,967	3.43 %	405,722	17,436	4.30 %
Total investment securities	21,659,956	835,293	3.86 %	23,182,788	905,183	3.90 %	29,001,552	1,295,900	4.47 %
Loans:									
Commercial	37,168,041	2,895,784	7.79 %	29,993,615	1,836,365	6.12 %	25,743,880	1,544,467	6.00 %
Real Estate	149,410,396	9,551,555	6.39 %	118,330,664	7,412,706	6.26 %	98,504,453	6,570,415	6.67 %
Installment	5,137,953	409,178	7.96 %	4,875,125	388,914	7.98 %	4,285,820	343,726	8.02 %
Total loans	191,716,390	12,856,517	6.71 %	153,199,404	9,637,985	6.29 %	128,534,153	8,458,608	6.58 %
Allowance for loan losses	1,403,912			1,216,816			1,201,178		
Total loans, net of allowance	190,312,478	12,856,517	6.76 %	151,982,588	9,637,985	6.34 %	127,332,975	8,458,608	6.64 %
Total interest-earning assets	214,109,364	13,761,079	6.43 %	178,276,677	10,579,900	5.93 %	160,061,357	9,796,324	6.12 %
Non-interest-bearing cash	4,454,425			3,824,663			3,594,543		
Premises and equipment	3,808,656			3,770,704			3,349,263		
Other assets	1,692,549			1,545,533			1,569,883		
Total assets	$224,064,994			$187,417,577			$168,575,046		
Liabilities and Stockholders' Equity									
Interest-bearing Deposits									
Savings and NOW deposits	$ 44,117,225	$ 152,465	0.35 %	$ 42,867,658	$ 153,793	0.36 %	$ 38,733,833	$ 248,700	0.64 %
Money market and supernow	19,315,930	106,961	0.55 %	17,721,174	97,054	0.55 %	14,309,314	101,283	0.71 %
Other time deposits	67,349,173	2,227,448	3.31 %	64,291,343	2,113,281	3.29 %	64,835,213	2,354,874	3.63 %
Total interest-bearing deposits	130,782,328	2,486,874	1.90 %	124,880,175	2,364,128	1.89 %	117,878,360	2,704,857	2.29 %
Borrowed funds	39,100,082	1,361,323	3.48 %	13,585,811	153,336	1.13 %	7,224,042	87,765	1.21 %
Total interest-bearing liabilities	169,882,410	3,848,197	2.27 %	138,465,986	2,517,464	1.82 %	125,102,402	2,792,622	2.23 %
Noninterest-bearing deposits	30,939,860			27,449,971			22,820,952		
	200,822,270			165,915,957			147,923,354		
Other liabilities	805,218			840,183			1,092,776		
Stockholders' equity	22,437,506			20,661,437			19,558,916		
Total liabilities and stockholders Equity	$224,064,994			$187,417,577			$168,575,046		
Net interest spread			4.16 %			4.11 %			3.89 %
Net interest income		$ 9,912,882			$ 8,062,436			$ 7,003,702	
Net margin on interest-earning assets			4.63 %			4.52 %			4.38 %

nterest on tax-exempt loans and investments are reported on fully taxable equivalent basis (a non GAAP financial measure).

Analysis of Changes in Net Interest Income

	Year ended December 31, 2005 compared with 2004 variance due to			Year ended December 31, 2004 compared with 2003 variance due to			Year ended December 31, 2003 compared with 2002 variance due to		
	Total	Rate	Volume	Total	Rate	Volume	Total	Rate	Volume
Earning assets									
Federal funds sold	$ 30,454	$ 45,443	$ (14,989)	$ (5,345)	$ 2,242	$ (7,587)	$ (7,867)	$ (16,151)	$ 8,284
Interest-bearing deposits	2,083	1,872	211	261	(31)	292	(1,053)	(360)	(693)
Investment securities:									
U. S. government agency	(110,034)	897	(110,931)	(389,248)	(146,797)	(242,451)	(509,854)	(253,110)	(256,744)
Other	40,144	(1,330)	41,474	(1,469)	(3,827)	2,358	(5,592)	(6,735)	1,143
Loans:									
Demand and time	1,059,419	564,207	495,212	291,898	32,286	259,612	74,839	(200,754)	275,593
Mortgage	2,138,849	154,864	1,983,985	842,291	(418,374)	1,260,665	68,308	(538,995)	607,303
Installment	20,263	(668)	20,931	45,188	(1,833)	47,021	2,578	(27,729)	30,307
Total interest revenue	3,181,178	765,285	2,415,893	783,576	(536,334)	1,319,910	(378,641)	(1,043,834)	665,193
Interest-bearing liabilities									
Savings and NOW deposits	(1,328)	(5,738)	4,410	(94,907)	(119,168)	24,261	(79,251)	(114,476)	35,225
Money market and supernow	9,907	1,087	8,820	(4,229)	(25,575)	21,346	(46,261)	(58,463)	12,202
Other time deposits	114,167	13,106	101,061	(241,593)	(221,991)	(19,602)	(195,627)	(345,088)	149,461
Other borrowed funds	1,207,987	635,510	572,477	65,571	(6,640)	72,211	(54,180)	(6,550)	(47,630)
Total interest expense	1,330,733	643,965	686,768	(275,158)	(373,374)	98,216	(375,319)	(524,577)	149,258
Net interest income	$ 1,850,445	$ 121,320	$ 1,729,125	$1,058,734	$(162,960)	$1,221,694	$ (3,322)	$ (519,257)	$515,935

Interest on tax-exempt loans and investments are reported on fully taxable equivalent basis (a non GAAP financial measure).
The variance that is due both to rate and volume is divided proportionally between the rate and volume variance.

Noninterest Revenue

Noninterest revenue for the 12 months ended December 31, 2005 was $1,019,698, compared to $938,107 in 2004 and $858,698 in 2003. These increases resulted primarily from increases in service charge income and overdraft checking fees during 2005 and 2004 when compared to 2003, which were the direct result of the increase in volume of deposit accounts that the Company experienced during 2004 and 2005. A significant portion of the service charges were debit card fees, which were $126,055 (a 23.33% increase over 2004) for the year ended December 31, 2005 and $99,779 (a 17.15% increase over 2003) for the year ended December 31, 2004. These cards are gaining increased acceptance by the Bank's customer base.

The following table presents the principal components of noninterest revenue for the years ended December 31, 2005, 2004 and 2003, respectively.

Noninterest Revenue

	2005	2004	2003
Service charges on deposit accounts	$ 795,289	$727,750	$660,349
Other noninterest revenue	224,409	210,357	198,349
Total noninterest revenue	$1,019,698	$938,107	$858,698
Noninterest revenue as a percentage of average total assets	0.46%	0.50%	0.51%

Noninterest Expense

Noninterest expense for the 12-month period ended December 31, 2005 increased by $316,315, or 7.45%, to $4,562,794, compared to an increase of $131,189, or 3.19%, to $4,246,479 in 2004 from $4,115,290 for 2003. The largest component of these increases were increases in compensation and related expenses of $156,475 to $2,787,695, or 5.95%, in 2005 and $56,579, or 2.20%, in 2004 to $2,631,220 from $2,574,641 in 2003. Due to increased fees charged by our third party data processor, data processing expenses increased $56,957 in 2005 and $55,926 in 2004. Professional fees increased by $28,840 in 2005 and $18,484 in 2004 as the result of hiring an outside regulatory compliance firm and additional use of legal counsel for compliance issues.

The following table presents the principal components of noninterest expense for the years ended December 31, 2005, 2004 and 2003, respectively.

Noninterest Expense

	2005	2004	2003
Compensation and related expenses	**$2,787,695**	$2,631,220	$2,574,641
Occupancy expense	**248,334**	220,885	211,234
Furniture and equipment expense	**201,657**	188,778	200,517
Data processing and correspondent bank costs	**552,970**	496,014	440,088
Director fees	**116,474**	121,225	117,564
Postage	**69,725**	65,021	63,944
Office supplies	**57,318**	53,286	63,509
Professional fees	**98,184**	69,344	50,860
Printing and stationery	**48,426**	44,767	46,494
Public relations and contributions	**58,682**	52,613	56,968
Telephone	**30,421**	29,525	30,206
Regulatory assessments	**37,438**	35,877	35,416
Loan products	**23,804**	27,149	20,994
Advertising	**39,074**	36,915	33,830
Insurance	**29,133**	28,820	26,035
Other	**163,459**	145,040	142,990
Total noninterest expense	**$4,562,794**	$4,246,479	$4,115,290
Noninterest expense as a percentage of average total assets	**2.04%**	2.27%	2.44%

The Company's effective income tax rate was 37.6% in 2005, 37.8% in 2004 and 37.1% in 2003.

Results for the Fourth Quarter of 2005

Net income for the three months ended December 31, 2005 was $939,564, compared to $843,628 for the corresponding period in 2004. Earnings per share for the fourth quarters of 2005 and 2004 were $1.19 and $1.06, respectively. Increases in net interest income and noninterest income for the three months ended December 31, 2005, compared to the corresponding period in 2004, were offset by increased income taxes and increased noninterest expenses.

After provisions for loan losses, the net interest income increase of $258,537, from $2,188,721 for the three months ended December 31, 2004 to $2,447,258 for the three months ended December 31, 2005, was due primarily to loan revenues increasing faster than the cost of increased borrowed funds that the company needed to fund loan demand. When comparing the fourth quarter of 2005 to the fourth quarter of 2004, interest revenue increased $863,160 while interest expense increased $484,624, with $383,591 of the increase being for borrowed funds.

Noninterest income for the fourth quarter of 2005 increased $40,318 over noninterest income for the same period of 2004 to $254,662. This increase was due primarily to the increase in service charges as a result of an increased volume of deposits.

Total noninterest expense increased $153,478 to $1,195,319 for the quarter ended Decermber 31, 2005, from $1,041,841 for the corresponding quarter of 2004. This increase is primarily the result of an increase of $35,817 in salaries and employee benefits from $684,029 for the fourth quarter of 2004 to $719,846 for the corresponding quarter of 2005. Data processing expenses increased $10,639 from $131,635 in 2004 to $142,274

FINANCIAL CONDITION

Assets

Total assets increased 17.42% to $238,291,437 at December 31, 2005 when compared to assets at December 31, 2004. Average total assets for 2005 were $224,064,994, an increase of 19.55% over 2004. The loan portfolio represented 88.89% of average earning assets in 2005, compared to 85.25% in 2004, and was the primary source of income for the Company.

Funding for loans is provided primarily by core deposits, fed funds, and Federal Home Loan Bank borrowings. Total deposits increased 2.63% to $163,961,370 at December 31, 2005, compared to an 8.13% increase for 2004.

Composition of Loan Portfolio

Because loans are expected to produce higher yields than investment securities and other interest-earning assets (assuming that loan losses are not excessive), the absolute volume of loans and the volume as a percentage of total earning assets is an important determinant of net interest margin. Average loans, net of the allowance for loan losses, were $190,312,478 and $151,982,588 for 2005 and 2004, respectively, which constituted 88.89% and 85.25% of average interest-earning assets for the respective years. At December 31, 2005, the Company's loan to deposit ratio was 123.90% compared to 106.78% at December 31, 2004, while the average loans to average deposits were 117.68 % and 99.77% for 2005 and 2004, respectively. The securities sold under agreements to repurchase function like deposits with the securities providing collateral in place of the FDIC insurance. The Company's ratio of average loans to average deposits plus repurchase agreements was 94.77% for the year December 31, 2005, compared to 91.60% for the year ended December 31, 2004. The Company extends loans primarily to customers located in and near Kent, Queen Anne's and Cecil Counties, Maryland. There are no industry concentrations in the Company's loan portfolio. The Company does, however, have a substantial portion of its loans in real estate and the real estate market in the region will influence its performance.



Rock Hall

The following table sets forth the composition of the Company's loan portfolio at December 31, 2005, 2004, 2003, 2002 and 2001:

Composition of Loan Portfolio
December 31,

	2005		2004		2003		2002		2001	
	Amount	**Percent of total**	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
Commercial	**$ 36,389,714**	**17.78%**	$ 29,907,330	17.41%	$ 24,491,326	17.62%	20,448,319	16.93%	17,973,414	16.57%
Real estate – residential	**56,721,617**	**27.71%**	51,490,957	29.97%	44,920,067	32.31%	40,930,186	33.90%	38,064,123	35.10%
Real estate - commercial	**90,386,048**	**44.15%**	68,912,371	40.11%	55,686,064	40.05%	46,289,177	38.33%	41,649,706	38.41%
Construction	**13,135,029**	**6.41%**	13,939,344	8.11%	6,953,199	5.00%	6,637,195	5.50%	4,733,073	4.36%
Consumer	**8,082,938**	**3.95%**	7,542,081	4.40%	6,978,148	5.02%	6,449,427	5.34%	6,022,091	5.56%
Total loans	**204,715,346**	**100.00%**	171,792,083	100.00%	139,028,804	100.00%	120,754,304	100.00%	108,442,407	100.00%
Deferred costs, net of deferred (fees)	**77,703**		4,901		(12,241)		(59,214)		(92,037)	
Allowance for loan losses	**(1,649,420)**		(1,204,274)		(1,216,881)		(1,159,910)		(1,062,286)	
Net loans	**$203,143,629**		$170,592,710		$137,799,682		$119,535,180		$107,288,084	

The following table sets forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of the Company's loan portfolio at December 31, 2005.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates
December 31, 2005

	One year or less	Over one through five years	Over five Years	Total
Commercial	$ 33,944,763	$ 2,273,040	$ 171,911	$ 36,389,714
Real estate – residential	20,124,405	36,475,486	121,726	56,721,617
Real estate - commercial	43,492,220	46,755,776	138,052	90,386,048
Construction	13,135,029	0	0	13,135,029
Consumer	4,981,476	3,071,977	29,485	8,082,938
Total	$115,677,893	$ 88,576,279	$ 461,174	$204,715,346
Fixed interest rate	$ 68,794,912	$ 83,128,150	$ 289,263	$152,212,325
Variable interest rate	46,882,981	5,448,129	171,911	52,503,021
Total	$115,677,893	$ 88,576,279	$ 461,174	$204,715,346

At December 31, 2005, $52,503,021, or 25.65%, of the total loans were either variable rate loans or loans written on demand.

Off-Balance Sheet Arrangements

In the normal course of business, to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company generally requires collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. The Company evaluates each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. See Note 4 to the Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report, for further information about these commitments.

Loan Quality

The allowance for loan losses represents a reserve for probable losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on non-accruing, past due, and other loans that management believes require attention. The determination of the reserve level rests upon management's judgment about factors affecting loan quality and assumptions about the economy. Management considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.

For significant problem loans, management's review consists of evaluation of the financial strengths of the borrowers and guarantors, the related collateral, and the effects of economic conditions. The overall evaluation of the adequacy of the total allowance for loan losses is based on an analysis of historical loan loss ratios, loan charge-offs, delinquency trends, and previous collection experience, along with an assessment of the effects of external economic conditions.

Risk Elements of Loan Portfolio

	For the Years Ended December 31				
	2005	2004	2003	2002	2001
Non-Accrual Loans	**$368,204**	$12,092	$98,419	$149,681	$19,719
Accruing Loans Past Due 90 Days or More	**15,336**	206,000	189,497	132,172	181,600

The following table, "Allocation of Allowance for Loan Losses", shows the specific allowance applied by loan type and also the general allowance included in the allowance for loan losses at December 31, 2005, 2004, 2003, 2002, and 2001:

Allocation of Allowance for Loan Losses

	2005		2004		2003		2002		2001	
		Percentage (1)		Percentage (1)		Percentage (1)		Percentage (1)		Percentage (1)
Commercial	**$ 538,305**	**17.78 %**	$ 171,504	17.41 %	$ 156,707	17.62 %	$ 131,735	16.93 %	$ 143,574	16.57 %
Real estate	**836,059**	**78.27 %**	405,326	78.19 %	300,086	77.36 %	458,353	77.73 %	360,990	77.87 %
Consumer	**129,320**	**3.95 %**	113,588	4.40 %	184,397	5.02 %	98,988	5.34 %	95,370	5.56 %
Unallocated	**145,736**	**-**	513,856	-	575,691	-	470,834	-	462,352	-
Total	**$1,649,420**	**100.00 %**	$1,204,274	100.00 %	$1,216,881	100.00 %	$1,159,910	100.00 %	$1,062,286	100.00 %

(1) Percentage of loans in category to total loans

The provision for loan losses is a charge to earnings in the current period to replenish the allowance and maintain it at a level management has determined to be adequate. The provision for loan loss was $480,000 in 2005, which represents an increase of $418,500 over the $61,500 that was funded in 2004, which was a decrease of $26,400 from the $87,900 provision in 2003. The increase in the provision for loan losses was due to growth in the overall portfolio, specifically commercial real estate loans, which have a higher level of risk. The following table shows information about the allowance for loan losses for each of the last five years:

Allowance for Loan Losses

	2005	2004	2003	2002	2001
Balance at beginning of year	**$ 1,204,274**	$ 1,216,881	$ 1,159,910	$ 1,062,286	$ 1,011,144
Loan losses:					
Commercial	**0**	61,145	9,812	15,473	644
Mortgages	**0**	0	0	0	0
Consumer	**37,762**	22,806	26,934	21,786	15,625
Total loan losses	**37,762**	83,951	36,746	37,259	16,269
Recoveries on loans previously charged off					
Commercial	**0**	7,500	90	63	0
Mortgages	**0**	0	0	0	0
Consumer	**2,908**	2,344	5,727	1,820	6,321
Total loan recoveries	**2,908**	9,844	5,817	1,883	6,321
Net loan losses	**34,854**	74,107	30,929	35,376	9,948
Provision for loan losses charged to expense	**480,000**	61,500	87,900	133,000	61,090
Balance at end of year	**$ 1,649,420**	$ 1,204,274	$ 1,216,881	$1,159,910	$1,062,286
Allowance for loan losses to loans outstanding at end of year	**0.81%**	0.71%	0.88%	0.97%	0.99%
Net charge-offs to average loans	**0.02%**	0.05%	0.02%	0.03%	0.01%

As a result of management's ongoing review of the loan portfolio, loans are classified as nonaccrual when it is not reasonable to expect collection of interest under the original terms. These loans are classified as nonaccrual even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. Interest on nonaccrual loans is recognized only when received. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest that had been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

The Company had nonperforming loans of $383,540, $218,092, $287,916, $281,853 and $201,319 at December 31, 2005, 2004, 2003, 2002 and 2001, respectively. Where real estate acquired by foreclosure and held for sale is included with nonperforming loans, the result comprises nonperforming assets. Nonperforming asset totals at December 31, 2005, 2004, 2003, 2002 and 2001 were the same as nonperforming loan totals. Loans are classified as impaired when the collection of contractual obligations, including principal and interest, is doubtful. Management has identified no significant impaired loans as of December 31, 2005.

Investment Securities

Our security portfolio is categorized as available-for-sale and held to maturity. Investment securities classified as available-for-sale are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions or for liquidity purposes as part of our overall asset/liability management strategy. Available-for-sale securities are carried at market value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income included in shareholders' equity, net of applicable income taxes. We do not currently follow a strategy of making security purchases with a view of near-term resales and, therefore, do not own any securities classified as trading securities. Investment securities classified as held-to-maturity are held until they mature. Held-to maturity securities are held at amortized cost value. For additional information about the investment portfolio, see Note 3 to Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report.

The following table sets forth the maturities and weighted average yields of the investment portfolio as of December 31, 2005. (in thousands):

	3 Months or Less		Over 3 months to 1 Year		1-5 Years		5-10 Years		Over 10 Years	
(Dollars in thousand)	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield
Held to Maturity:										
U.S. government agencies	$ -	-	$3,005,632	2.56%	$6,447,209	3.83%	-	-	-	-
Mortgage backed securities	12,369	4.16%	-	-	-	-	-	-	-	-
Equity securities	-	-	-	-	-	-	-	-	2,282,400	3.16%
Total Held to Maturity	$ 12,369	4.16%	$3,005,632	2.56%	$6,447,209	3.83%	-	-	$2,282,400	3.16%
Available for Sale:										
U.S. government agencies	$ 994,568	4.20%	$2,507,650	4.79%	$6,937,075	4.69%	-	-	-	-
Total Available for Sale	$ 994,568	4.20%	$2,507,650	4.79%	$6,937,075	4.69%	-	-	-	-

Liquidity Management

Liquidity describes the Company's ability to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of customers and to fund current and planned expenditures. Liquidity is derived through increased customer deposits, maturities in the investment portfolio, loan repayments and income from earning assets. To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds markets. The funds invested in federal funds sold also provide liquidity, as do lines of credit, overnight federal funds, and reverse repurchase agreements available from correspondent banks. The aggregate amount available from correspondent banks under all lines of credit at December 31, 2005 was $20,400,000. Additionally, the Company has a partially funded line of credit from the Federal Home Loan Bank of Atlanta. This line is secured by the Company's residential mortgage loans

Average liquid assets (cash and amounts due from banks, interest bearing deposits in other banks, federal funds sold, and investment securities) were 17.47% of average deposits for 2005, compared to 19.77% for 2004.

The Company has various financial obligations, including contractual obligations and commitments that may require future cash payments. The following table presents, as of December 31, 2005, significant fixed and determinable contractual obligations to third parties by payment date and amounts and expected maturities of significant commitments.

Contractual Obligations	Total	Payment Due by Period Less than 1 Year	1-3 Years	More than 3 Years
Time deposit including Certificate of deposits $100,000 and over	$70,017,321	$27,378,152	$23,956,567	$18,682,602
Borrowings and repurchase agreements	9,251,240	8,851,240	400,000	-
Federal Home Loan Bank of Atlanta	40,700,000	12,000,000	21,700,000	7,000,000
Data processing	1,823,800	497,400	994,800	331,600
Total	$121,792,361	$48,726,792	$47,051,367	$26,014,202

Other Commitments	Total	Amount of Commitment-Expiration by Period Less than 1 Year	1-3 Years	More than 3 Years
Commitments to Extend Credit	$24,232,716	$3,662,692	$3,657,844	$16,912,180
Standby Letters of Credit	2,912,325	2,379,196	553,129	-
Total	$27,145,041	$6,041,888	$4,190,973	$16,912,180

Management does not believe that any of the foregoing arrangements have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. The Company's principal market risk is interest rate risk that arises from its lending, investing and deposit taking activities. The Company's profitability is dependent on the Bank's net interest income. Interest rate risk can significantly affect net interest income to the degree that interest-bearing liabilities mature or reprice at different intervals than interest-earning assets. The degree to which these different assets mature or reprice is known as interest rate sensitivity.

The primary objective of asset/liability management is to ensure the steady growth of net interest income. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Interest rate sensitivity may be controlled on either side of the balance sheet. On the asset side, management can exercise some control on maturities. Also, loans may be structured with rate floors and ceilings on variable rate notes and by providing for repricing opportunities on fixed rate notes. The Company's investment portfolio, including federal funds sold, provides the most flexible and fastest control over rate sensitivity since it can generally be restructured more quickly than the loan portfolio. On the liability side, deposit products can be restructured so as to offer incentives to attain the maturity distribution desired. Competitive factors sometimes make control over deposits more difficult and less effective.

The rate-sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities at a given time interval. The general objective of gap management is to actively manage rate-sensitive assets and liabilities to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize the overall interest rate risk to the Company.

Several aspects of the asset mix of the balance sheet are continually evaluated: yield; credit quality; appropriate funding sources; and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

The interest rate sensitivity position at December 31, 2005 is presented in the table "Interest Sensitivity Analysis". The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. The Company was asset-sensitive for the first 12-month time horizon and asset-sensitive thereafter. For asset-sensitive institutions, if interest rates should decrease, the net interest margins should decline. Because all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

Interest Sensitivity Analysis

	December 31, 2005				
	Within Three Months	After three but within twelve months	After one but within five years	After five years	Total
Assets					
Earning assets					
Interest-bearing deposits	$ 9,689	$ 0	$ 0	$ 0	$ 9,689
Federal funds sold	2,099,705	0	0	0	2,099,705
Investment securities					
Available for sale	994,568	2,507,650	6,937,075	0	10,439,293
Held to maturity	12,369	3,005,633	6,447,208	0	9,465,210
Other	0	0	0	2,282,400	2,282,400
Loans	77,074,186	38,603,707	88,576,279	461,174	204,715,346
Total earning assets	$ 80,190,517	$ 44,116,990	$101,960,562	$ 2,743,574	$229,011,643
Liabilities					
Interest-bearing liabilities					
Money market and Supernow	$ 18,022,732	$ 0	$ 0	$ 0	$ 18,022,732
Savings and NOW deposits	42,411,639	0	0	0	42,411,639
Certificates $100,000 and over	3,038,009	5,135,214	13,709,904	0	21,883,127
Certificates under $100,000	4,417,458	14,787,470	28,908,847	20,419	48,134,194
Securities sold under agreements to repurchase	8,248,348	602,892	400,000	0	9,251,240
Notes payable	3,000,000	9,000,000	26,700,000	2,000,000	40,700 000
Total interest-bearing liabilities	$79,138,186	$ 29,525,576	$ 69,718,751	$ 2,020,419	$180,402,932
Period gap	$1,052,331	$ 14,591,414	$ 32,241,811	$ 723,155	$48,608,711
Cumulative gap	1,052,331	15,645,743	47,885,556	48,608,711	48,608,711
Ratio of cumulative gap to total earning assets	0.46%	6.83%	20.91%	21.23%	21.23%

In addition to gap analysis, the Company uses simulation models to quantify the effect a hypothetical immediate plus or minus 200 basis point change in rates would have on net interest income and the fair value of capital. The model takes into consideration the effect of call features of investments as well as prepayments of loans in periods of declining rates. When actual changes in interest rates occur, the changes in interest earning assets and interest bearing liabilities may differ from the assumptions used in the model. As of December 31, 2005 and 2004, the models produced similar sensitivity profiles for net interest income and the fair value of capital, which are provided below.

	Immediate Change in Rates				
	+200 Basis Points	+100 Basis Points	-100 Basis Points	-200 Basis Points	Policy Limit
2005					
% Change in Net Interest Income	2.12%	1.08%	-1.24%	- 2.94%	±10%
% Change in Fair Value of Capital	3.27%	1.68%	-1.81%	- 3.77%	±20%
2004					
% Change in Net Interest Income	4.04%	2.06%	-2.58%	- 6.83%	± 7.5%
% Change in Fair Value of Capital	10.32%	5.22%	-5.48%	-11.50%	± 20 %

The change in the Company's interest rate sensitivity profile from 2004 to 2005 resulted from an increase in the Company's excess assets repricing within one year from $60,920,000 as of December 31, 2004 to $79,589,000 at December 31, 2005

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities increased $31,416,424, or 22.69%, to $169,882,410 in 2005, compared to an increase of $13,363,584, or 10.68%, to $138,465,986 in 2004, from $125,102,402 in 2003. Average interest-bearing deposits increased $5,902,153, or 4.73% to $130,782,328 in 2005 and $7,001,815, or 5.94%, to $124,880,175 in 2004, from $117,878,360 in 2003. Correspondingly, average demand deposits increased $3,489,889,or 12.71%, to $30,939,860 in 2005, and $4,629,019, or 20.28% to $27,449,971 in 2004, from $22,820,952 in 2003.

Total deposits at December 31, 2005 were $163,961,370, compared to $159,762,826 at December 31, 2004 and $147,756,678 at December 31, 2003, or increases of 2.63% and 8.13%, respectively.

The following table sets forth the Company's deposits by category at December 31, 2005, 2004 and 2003, respectively.

	December 31,					
	2005		2004		2003	
	Amount	Percent of deposits	Amount	Percent of deposits	Amount	Percent of deposits
Demand deposit accounts	**$ 33,509,679**	**20.44%**	$ 28,596,460	17.90%	$ 25,022,203	16.93%
Savings and NOW accounts	**42,411,639**	**25.87%**	45,010,613	28.17%	41,724,536	28.24%
Money market and Supernow accounts	**18,022,731**	**10.99%**	21,248,016	13.30%	14,961,431	10.13%
Time deposits less than $100,000	**48,134,194**	**29.36%**	46,368,806	29.02%	47,205,814	31.95%
Time deposits of $100,000 or more	**21,883,127**	**13.34%**	18,538,931	11.61%	18,842,694	12.75%
Total deposits	**$163,961,370**	**100.00%**	$159,762,826	100.00%	$147,756,678	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits increased $854,349 during 2005. In the past deposits, and particularly core deposits, have been the Company's primary source of funding and had enabled the Company to meet its short-term liquidity needs but due to increased loan demand the Company has borrowed from correspondent banks and the Federal Home Loan Bank of Atlanta to meet liquidity needs. The maturity distribution of the Company's time deposits over $100,000 at December 31, 2005 is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposits of $100,000 or More

	December 31, 2005				
	Within three Months	After three through six months	After six through 12 Months	After 12 Months	Total
Certificates of Deposit - $100,000 or more	$3,038,009	$1,488,454	$3,646,760	$13,709,904	$21,883,127

Large certificate of deposit customers tend to be extremely sensitive to interest rates, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions partially fund their balance sheets using large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and are unreliable as long-term funding sources. Accordingly, the Company does not typically purchase brokered deposits.

The average balance of borrowings increased $25,514,271, or 187.80%, in 2005, compared to an increase of $6,361,769, or 88.06%, in 2004. The increase in 2005 over 2004 was due primarily to the fact that deposits did not increase at a corresponding rate to offset strong loan demand.

Short-term Borrowings

The following table sets forth the Company's position with respect to short-term borrowings for each of the last three years ended December 31:

	2005		2004		2003	
	Amount	Rate	Amount	Rate	Amount	Rate
At year end:						
Federal Home Loan Bank (daily re-price)	**$ 2,000,000**	**4.44%**	$ 5,200,000	2.44%	$ -	-
Retail Repurchase Agreements	**6,531,240**	**2.04%**	4,968,407	0.52%	8,974,509	0.23%
Federal Funds Borrowed	**2,720,000**	**4.63%**	5,120,000	2.63%	-	-
Total	**$11,251,240**		$15,288,407		$ 8,974,509	
Average for the year:						
Federal Home Loan Bank (daily re-price)	**$ 7,447,295**	**2.91%**	$ 2,260,246	2.07%	$ -	-
Retail Repurchase Agreements	**5,485,997**	**1.08%**	5,759,429	0.62%	4,857,045	0.86%
Federal Funds Borrowed	**3,314,220**	**3.49%**	855,754	2.18%	170,753	1.40%
Maximum Month End Balance:						
Federal Home Loan Bank (daily re-price)	**$13,700,000**		$ 4,200,000		$ -	
Retail Repurchase Agreements	**10,587,921**		8,557,903		8,925,864	
Federal Funds Borrowed	**8,000,000**		3,750,000		2,200,000	

The Company may borrow up to approximately 25% of total assets from the Federal Home Loan Bank (FHLB) through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Company's real estate mortgage loans. The Company was required to purchase shares of capital stock in the FHLB as a condition to obtaining the line of credit.

The Company provides collateral of 105% of the repurchase agreement balances by pledging U.S. Government Agency securities.

The Bank has lines of credit of $17,400,000 in unsecured overnight federal funds and $3,000,000 in secured overnight federal funds with correspondent banks at December 31, 2005.



Galena



Millington

Capital

Under the capital adequacy guidelines of the FRB and the FDIC, the Company and the Bank are required to maintain minimum capital ratios. These requirements are described above in Item 1 or Part I under "Regulation and Supervision—Capital Requirements". At December 31, 2005, 2004, and 2003, the Company and the Bank were considered "well-capitalized". The following table compares the capital ratios of the Bank with the regulatory minimums. Because the Company's only asset other than its equity interest in the Bank is a small amount of cash, its capital ratios do not differ materially from those of the Bank.

Analysis of Capital

		2005		2004		2003	
	Required Minimums	**Consolidated Company**	**Bank**	Consolidated Company	Bank	Consolidated Company	Bank
Total risk-based capital ratio	8.0%	**13.0%**	**12.8%**	13.8%	13.6%	15.5%	15.3%
Tier I risk-based capital ratio	4.0%	**12.1%**	**12.0%**	13.1%	12.9%	14.6%	14.4%
Tier I leverage ratio	4.0%	**10.1%**	**9.9%**	10.8%	10.6%	10.9%	10.7%

Accounting Rule Changes

Summarized below are the accounting rule changes impacting financial institutions that were approved during 2005.

FASB Statement No. 154, *Accounting Changes and Error Corrections* replaces APB Opinion No. 20 *Accounting Changes* and FASB Statement No. 3 *Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28.* FASB Statement No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle. It establishes retrospective application as the required method for reporting a change in accounting principle and the reporting of a correction of an error. The Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

FASB Statement No. 153, *Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29*, eliminates the exception to fair value for exchanges of similar productive assets that was provided in APB Opinion No. 29.

FASB Statement No. 152, *Accounting for Real Estate Time-Sharing Transactions,* amends FASB Statement No. 66 *Accounting for Sales of Real Estate* to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2, *Accounting for Real Estate Time Sharing Transactions*. This Statement also amends FASB Statement No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects*, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions.

FASB Statement No. 123R, *Share Based Payment,* revises FASB Statement No. 123, *Accounting for Stock-Based Compensation* and supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. Statement 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. Statement 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. As such, it eliminated the alternative provided by Statement 123 that such costs could be measured either by using fair value or by using Opinion 25's intrinsic value method of accounting which generally did not result in the recognition of compensation costs as a result of the grant of stock options to employees. In addition, Statement 123R amends FASB Statement No. 95, *Statement of Cash Flows,* to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. Statement 123R becomes effective as of the first interim or annual reporting period that begins after December 15, 2005.

AICPA Statement of Position No. 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer,* prohibits the carrying over of valuation allowances in loans and securities acquired in a transfer. At transfer, the assets are to be recorded at the total cash flows expected to be collected. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004.

The accounting policies adopted by management are consistent with accounting principles generally accepted in the United States of America and are consistent with those followed by peer Banks.

PEOPLES BANCORP, INC. AND SUBSIDIARY

Financial Highlights
Five years ended December 31, 2005

	2005	2004	2003	2002	2001
	(dollars in thousands except per share amounts)				
Deposits	**$163,961**	$159,763	$147,757	$138,180	$126,194
Investments, including stock	**22,187**	21,015	26,346	35,777	36,228
Loans (net of the allowance for loan losses)	**203,144**	170,593	137,800	119,535	107,288
Stockholders' equity before accumulated other comprehensive income	**23,575**	21,121	19,552	18,619	17,860
Assets	**238,291**	202,946	180,397	169,120	155,543
Net income	**3,622**	2,889	2,260	2,255	2,080
Return on average assets	**1.62%**	1.54%	1.34%	1.41%	1.43%
Return on average equity	**16.14%**	13.98%	11.56%	12.43%	11.66%
Earnings per share	**4.59**	3.64	2.84	2.80	2.51
Dividends per share	**1.48**	1.38	1.30	1.23	1.14
Book value per share before accumulated other comprehensive income	**29.88**	26.77	24.62	23.24	21.93
Number of shares outstanding	**789,012**	789,012	794,012	801,304	814,312

Peoples Bank of Kent County, Maryland

COMMITTEES

EXECUTIVE COMMITTEE
Robert A. Moore, Chairman
Two Directors (1)
Thomas G. Stevenson
William G. Wheatley

INVESTMENT COMMITTEE
Stefan R. Skipp, Chairman
Elmer E. Horsey, Vice-Chairman
Gary B. Fellows
P. Patrick McClary
Thomas G. Stevenson
H. Lawrence Lyons

NOMINATING COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Gary B. Fellows
Herman E. Hill, Jr.
P. Patrick McClary
Thomas G. Stevenson

AUDIT COMMITTEE
Robert A. Moore, Chairman
Elmer E. Horsey, Vice-Chairman
Robert W. Clark, Jr.
Gary B. Fellows

CAPITAL COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Robert W. Clark, Jr.
Elmer E. Horsey
Thomas G. Stevenson
William G. Wheatley

PERSONNEL/COMPENSATION COMMITTEE
Elmer E. Horsey, Chairman
P. Patrick McClary, Vice-Chairman
LaMonte E. Cooke
Herman E. Hill, Jr.
Elizabeth A. Strong

PENSION/PROFIT SHARING 401(K) COMMITTEE
Robert A. Moore, Chairman
Elmer E. Horsey, Vice-Chairman
Thomas G. Stevenson
Elizabeth A. Strong

(1) Rotate Quarterly

CONSOLIDATED BALANCE SHEETS
DECEMBER 31,

ASSETS

	2005	2004	2003
Cash and due from banks	**$4,709,890**	$3,965,562	$3,479,325
Federal funds sold	**2,099,705**	1,947,273	7,509,247
Securities available for sale	**10,439,293**	14,138,781	22,900,671
Securities held to maturity (fair value of $9,300,811, $5,954,063, and $3,043,869)	**9,465,210**	6,011,312	3,034,573
Federal Home Loan Bank stock, at cost	**2,282,400**	864,800	410,900
Loans, less allowance for loan losses of $1,649,420, $1,204,274, and $1,216,881	**203,143,629**	170,592,710	137,799,682
Premises and equipment	**3,812,831**	3,794,199	3,747,201
Accrued interest receivable	**1,268,377**	908,069	897,059
Deferred income taxes	**304,888**	38,411	-
Other assets	**765,214**	684,588	617,991
	$238,291,437	$202,945,705	$180,396,649

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004	2003
Deposits			
Noninterest bearing checking	**$33,509,679**	$28,596,460	$25,022,203
Savings and NOW	**42,411,639**	45,010,613	41,724,536
Money market and Super NOW	**18,022,731**	21,248,016	14,961,431
Other time	**70,017,321**	64,907,737	66,048,508
	163,961,370	159,762,826	147,756,678
Securities sold under repurchase agreements and federal funds purchased	**9,251,240**	10,088,407	8,974,509
Federal Home Loan Bank advances	**40,700,000**	11,200,000	3,000,000
Accrued interest payable	**319,987**	271,081	312,325
Income taxes payable	**100,786**	75,677	38,121
Deferred income taxes	**-**	-	99,081
Other liabilities	**389,833**	340,396	268,354
	214,723,216	181,738,387	160,449,068
Stockholders' equity			
Common stock, par value $10 per share; authorized 1,000,000 shares; issued and outstanding 789,012 shares in 2005 and 2004 and 794,012 shares in 2003	**7,890,120**	7,890,120	7,940,120
Additional paid-in capital	**2,920,866**	2,920,866	2,920,866
Retained earnings	**12,763,903**	10,309,734	8,691,184
	23,574,889	21,120,720	19,552,170
Accumulated other comprehensive income	**(6,668)**	86,598	395,411
	23,568,221	21,207,318	19,947,581
	$238,291,437	$202,945,705	$180,396,649

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,

	2005	2004	2003
Interest revenue			
Loans, including fees	**$12,812,125**	$9,632,923	$8,452,807
U.S. government agency securities	**743,208**	849,904	1,219,429
Federal funds sold	**66,709**	36,255	41,599
Other	**55,960**	15,685	16,663
Total interest revenue	**13,678,002**	10,534,767	9,730,498
Interest expense			
Certificates of deposit of $100,000 or more	**692,465**	617,585	653,172
Other deposits	**1,794,409**	1,746,543	2,051,685
Borrowed funds	**1,361,323**	153,336	87,765
Total interest expense	**3,848,197**	2,517,464	2,792,622
Net interest income	**9,829,805**	8,017,303	6,937,876
Provision for loan losses	**480,000**	61,500	87,900
Net interest income after provision for loan losses	**9,349,805**	7,955,803	6,849,976
Noninterest revenue			
Service charges on deposit accounts	**795,289**	727,750	660,349
Other noninterest revenue	**224,409**	210,357	198,349
Total noninterest revenue	**1,019,698**	938,107	858,698
Noninterest expense			
Salaries	**2,114,062**	2,051,190	1,922,923
Employee benefits	**673,633**	580,030	651,718
Occupancy	**248,334**	220,885	211,234
Furniture and equipment	**201,657**	188,778	200,517
Other operating	**1,325,108**	1,205,596	1,128,898
Total noninterest expense	**4,562,794**	4,246,479	4,115,290
Income before income taxes	**5,806,709**	4,647,431	3,593,384
Income taxes	**2,184,803**	1,758,144	1,333,012
Net income	**$3,621,906**	$2,889,287	$2,260,372
Earnings per common share - basic and diluted	**$4.59**	$3.64	$2.84

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2005, 2004, and 2003

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Comprehensive income
	Shares	Par value				
Balance, December 31, 2002	801,304	$8,013,040	$2,920,866	$7,684,854	$669,749	
Net income	-	-	-	2,260,372	-	$2,260,372
Unrealized loss on investment securities available for sale net of income taxes of $173,989	-	-	-	-	(274,338)	(274,338)
Comprehensive income						$1,986,034
Repurchase of stock	(7,292)	(72,920)	-	(218,760)	-	
Cash dividend, $1.30 per share	-	-	-	(1,035,282)	-	
Balance, December 31, 2003	794,012	7,940,120	2,920,866	8,691,184	395,411	
Net income	-	-	-	2,889,287	-	$2,889,287
Unrealized loss on investment securities available for sale net of income taxes of $194,303	-	-	-	-	(308,813)	(308,813)
Comprehensive income						$2,580,474
Repurchase of stock	(5,000)	(50,000)	-	(175,000)	-	
Cash dividend, $1.38 per share	-	-	-	(1,095,737)	-	
Balance, December 31, 2004	789,012	7,890,120	2,920,866	10,309,734	86,598	
Net income	-	-	-	3,621,906	-	$3,621,906
Unrealized loss on investment securities available for sale net of income taxes of $58,682	-	-	-	-	(93,266)	(93,266)
Comprehensive income						$3,528,640
Cash dividend, $1.48 per share	-	-	-	(1,167,737)	-	
Balance, December 31, 2005	789,012	$7,890,120	$2,920,866	$12,763,903	$(6,668)	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

	2005	2004	2003
Cash flows from operating activities			
Interest received	**$13,226,060**	$10,519,265	$9,835,970
Fees and commissions received	**1,019,698**	938,107	833,019
Interest paid	**(3,799,292)**	(2,558,708)	(2,837,773)
Cash paid to suppliers and employees	**(4,384,288)**	(4,061,993)	(3,909,839)
Income taxes paid	**(2,367,415)**	(1,663,531)	(1,227,249)
	3,694,763	3,173,140	2,694,128
Cash flows from investing activities			
Proceeds from maturities and calls of investment securities			
Held to maturity	**1,002,022**	2,709	2,000,000
Available for sale	**11,500,000**	8,250,000	10,005,980
Purchase of investment securities			
Held to maturity	**(4,453,116)**	(2,983,570)	(3,017,860)
Available for sale	**(7,936,505)**	-	-
Purchase of Federal Home Loan Bank stock	**(1,417,600)**	(653,100)	(25,200)
Proceeds from redemption of Federal Home Loan Bank stock	**-**	199,200	-
Loans made, net of principal collected	**(32,958,117)**	(32,837,386)	(18,305,429)
Purchase of premises, equipment, and software	**(228,327)**	(231,049)	(536,051)
Proceeds from sale of equipment	**-**	5,010	-
	(34,491,643)	(28,248,186)	(9,878,560)
Cash flows from financing activities			
Net increase (decrease) in			
Time deposits	**5,109,584**	(1,140,771)	2,296,985
Other deposits	**(911,040)**	13,146,919	7,279,827
Securities sold under repurchase agreements and federal funds purchased	**(837,167)**	1,113,898	3,247,195
Advances under (repayments of) Federal Home Loan Bank advances	**29,500,000**	8,200,000	(2,000,000)
Dividends paid	**(1,167,737)**	(1,095,737)	(1,035,282)
Repurchase of stock	**-**	(225,000)	(291,680)
	31,693,640	19,999,309	9,497,045
Net increase (decrease) in cash and cash equivalents	**896,760**	(5,075,737)	2,312,613
Cash and cash equivalents at beginning of year	**5,912,835**	10,988,572	8,675,959
Cash and cash equivalents at end of year	**$6,809,595**	$5,912,835	$10,988,572

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED DECEMBER 31,

	2005	2004	2003
Reconciliation of net income to net cash provided by operating activities			
Net income	**$3,621,906**	$2,889,287	$2,260,372
Adjustments to reconcile net income to net cash provided by operating activities			
Amortization of premiums and accretion of discounts	**(18,833)**	12,650	20,938
Provision for loan losses	**480,000**	61,500	87,900
Depreciation and software amortization	**194,018**	178,109	215,371
Deferred income taxes	**(207,721)**	57,057	(9,223)
Loss on sales of equipment	**-**	969	9,900
Decrease (increase) in			
Accrued interest receivable	**(360,308)**	(11,010)	131,507
Other assets	**(64,949)**	(66,634)	49,031
Increase (decrease) in			
Deferred origination fees and costs, net	**(72,802)**	(17,142)	(46,973)
Income taxes payable, net of refunds	**25,109**	37,556	(24,496)
Accrued interest payable	**48,906**	(41,244)	(45,151)
Other liabilities	**49,437**	72,042	44,952
	$3,694,763	$3,173,140	$2,694,128

The accompanying notes are an integral part of these consolidated financial statements.



Washington Ave.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

The accounting and reporting policies reflected in the accompanying financial statements conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Principles of consolidation

Peoples Bancorp, Inc. is a one-bank holding company. Its wholly-owned subsidiary, Peoples Bank of Kent County, Maryland, is a financial institution operating primarily in Kent and Queen Anne's Counties. The consolidated financial statements include the accounts of the Company and the Bank. Intercompany balances and transactions have been eliminated. References in these notes to "the Company" are intended to mean Peoples Bancorp, Inc. and, as the context requires, the Bank.

Nature of business

The Company offers deposit services and loans to individuals, small businesses, associations, and government entities. Other services include direct deposit of payroll and social security checks, automatic drafts from accounts, automated teller machine services, cash management services, safe deposit boxes, money orders, and travelers cheques. The Bank also offers credit card services and discount brokerage services through a correspondent.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment securities

As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity, or over the expected life in the case of mortgage-backed securities. Amortization and accretion are recorded using the interest method. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Gains and losses on the sale of securities are determined using the specific identification method.

Loans and allowance for loan losses

Loans are stated at their outstanding unpaid principal balance adjusted for deferred origination costs, deferred origination fees, and the allowance for loan losses.

Interest on loans is accrued based on the principal amounts outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. The accrual of interest is discontinued when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full. When the accrual of interest is discontinued, loans are reviewed for impairment. Past due status is based on contractual terms of the loan. All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest income.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes a loan is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies (Continued)**

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Premises and equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of five to ten years for furniture and equipment and ten to forty years for premises.

Advertising

Advertising costs are expensed over the life of ad campaigns. General purpose advertising is charged to expense as incurred.

Income taxes

The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred income taxes are provided for the temporary differences between financial and taxable income.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Per share data

Earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. The weighted average number of shares outstanding were 789,012, 793,343, and 795,860, for 2005, 2004, and 2003, respectively. There are no dilutive shares.

2. Cash and Due From Banks

The Company normally carries balances with other banks that exceed the federally insured limit. The average balances carried in excess of the limit, including unsecured federal funds sold to the same banks, were $4,729,172 for 2005, $5,326,371 for 2004, and $5,816,491 for 2003.

Banks are required to carry noninterest-bearing cash reserves at specified percentages of deposit balances. The Company's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Investment Securities

Investment securities are summarized as follows:

December 31, 2005	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale				
U. S. government agency	$ 10,450,161	$ 8,228	$ 19,096	$ 10,439,293
Held to maturity				
U. S. government agency	$ 9,452,841	$ -	$ 164,487	$ 9,288,354
Mortgage-backed securities	12,369	88	-	12,457
	$ 9,465,210	$ 88	$ 164,487	$ 9,300,811
December 31, 2004				
Available for sale				
U. S. government agency	$ 13,997,627	$ 146,429	$ 5,275	$ 14,138,781
Held to maturity				
U. S. government agency	$ 5,996,893	$ -	$ 57,372	$ 5,939,521
Mortgage-backed securities	14,419	123	-	14,542
	$ 6,011,312	$ 123	$ 57,372	$ 5,954,063
December 31, 2003				
Available for sale				
U. S. government agency	$ 22,256,155	$ 644,516	$ -	$ 22,900,671
Held to maturity				
U. S. government agency	$ 3,017,409	$ 9,201	$ -	$ 3,026,610
Mortgage-backed securities	17,164	95	-	17,259
	$ 3,034,573	$ 9,296	$ -	$ 3,043,869

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. **Investment Securities** (Continued)

Contractual maturities and the amount of pledged securities are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for sale		Held to maturity	
December 31, 2005	Amortized cost	Fair value	Amortized cost	Fair value
Maturing				
Within one year	**$ 3,503,243**	**$ 3,502,218**	**$ 3,005,633**	**$ 2,964,900**
Over one to five years	**6,946,918**	**6,937,075**	**6,447,208**	**6,323,454**
Mortgage-backed	**-**	**-**	**12,369**	**12,457**
	$ 10,450,161	**$ 10,439,293**	**$ 9,465,210**	**$ 9,300,811**
Pledged securities	**$ 1,524,062**	**$ 1,524,626**	**$ 6,752,881**	**$ 6,638,392**
December 31, 2004				
Maturing				
Within one year	$ 11,478,014	$ 11,562,125	$ 1,000,459	$ 992,400
Over one to five years	2,519,613	2,576,656	4,996,434	4,947,121
Mortgage-backed	-	-	14,419	14,542
	$ 13,997,627	$ 14,138,781	$ 6,011,312	$ 5,954,063
Pledged securities	$ 6,704,998	$ 6,779,915	$ 1,725,188	$ 1,711,481
December 31, 2003				
Maturing				
Within one year	$ 8,255,144	$ 8,353,384	$ -	$ -
Over one to five years	14,001,011	14,547,287	3,017,409	3,026,610
Mortgage-backed	-	-	17,164	17,259
	$ 22,256,155	$ 22,900,671	$ 3,034,573	$ 3,043,869
Pledged securities	$ 10,259,738	$ 10,578,092	$ -	$ -

Investments are pledged to secure the deposits of federal and local governments and as collateral on repurchase agreements.

Securities in a continuous unrealized loss position at December 31, 2005, are as follows:

	Less than 12 months		12 months or longer		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
U.S. government agency	$ 91,707	$11,294,107	$ 91,876	$ 4,902,900	$183,583	$16,197,007

All unrealized losses on securities as of December 31, 2005 are considered to be temporary losses. Each security will be redeemed at face value at, or prior to, maturity. In most cases, the temporary impairment in value is caused by market interest rate fluctuations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses

Major classifications of loans as of December 31, are as follows:

	2005	2004	2003
Real estate			
Residential	**$ 56,721,617**	$ 51,490,957	$ 44,920,067
Commercial	**90,386,048**	68,912,371	55,686,064
Construction	**13,135,029**	13,939,344	6,953,199
Commercial	**36,389,714**	29,907,330	24,491,326
Consumer	**8,082,938**	7,542,081	6,978,148
	204,715,346	171,792,083	139,028,804
Deferred costs, net of deferred (fees)	**77,703**	4,901	(12,241)
Allowance for loan losses	**(1,649,420)**	(1,204,274)	(1,216,881)
	$203,143,629	$ 170,592,710	$ 137,799,682

The rate repricing and maturity distribution of the loan portfolio is as follows:

	2005	2004	2003
Within ninety days	**$ 77,074,186**	$ 65,627,257	$ 49,904,055
Over ninety days to one year	**38,603,707**	22,649,886	16,469,610
Over one year to five years	**88,576,279**	83,262,892	72,304,355
Over five years	**461,174**	252,048	350,784
	$204,715,346	$ 171,792,083	$ 139,028,804

Transactions in the allowance for loan losses were as follows:

	2005	2004	2003
Beginning balance	**$ 1,204,274**	$ 1,216,881	$ 1,159,910
Provision charged to operations	**480,000**	61,500	87,900
Recoveries	**2,908**	9,844	5,817
	1,687,182	1,288,225	1,253,627
Loans charged off	**37,762**	83,951	36,746
Ending balance	**$ 1,649,420**	$ 1,204,274	$ 1,216,881

Management has identified no significant impaired loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. **Loans and Allowance for Loan Losses** (Continued)

Loans on which the accrual of interest has been discontinued or reduced, and the interest that would have been accrued at December 31, are as follows:

	2005	2004	2003
Nonaccrual loan balances	$ 368,204	$ 12,092	$ 98,419
Interest not accrued	27,260	251	1,957

Amounts past due 90 days or more at December 31, still accruing interest, are as follows:

	2005	2004	2003
Demand and time	$ 3,365	$ -	$ 84,645
Mortgage	-	173,753	84,925
Installment	11,971	32,247	19,927
	$ 15,336	$ 206,000	$ 189,497

Outstanding loan commitments, unused lines of credit, and letters of credit as of December 31, are as follows:

	2005	2004	2003
Check loan lines of credit	$ 828,720	$ 745,098	$ 693,553
Mortgage lines of credit	8,255,712	14,113,824	11,301,468
Other lines of credit	11,285,831	12,880,970	8,298,066
Undisbursed construction loan commitments	3,862,453	7,013,817	5,626,555
	$24,232,716	$ 34,753,709	$ 25,919,642
Standby letters of credit	$ 2,912,325	$ 2,056,715	$ 2,199,496

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have interest rates fixed at current market rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time.

Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. The Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contract amount of the commitment. Management is not aware of any accounting loss the Company will incur by the funding of these commitments.

The Company lends to customers located primarily in and near Kent County, and Queen Anne's County, Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Premises and Equipment

A summary of premises and equipment and related depreciation expense as of December 31, is as follows:

	2005	2004	2003
Land	**$ 1,560,465**	$ 1,549,965	$ 1,549,115
Premises	**3,039,866**	2,949,047	2,980,449
Furniture and equipment	**1,973,841**	1,865,644	1,755,805
	6,574,172	6,364,656	6,285,369
Accumulated depreciation	**2,761,341**	2,570,457	2,538,168
Net premises and equipment	**$ 3,812,831**	$ 3,794,199	$ 3,747,201
Depreciation expense	**$ 190,884**	$ 178,073	$ 207,216

Computer software included in other assets and the related amortization are as follows:

	2005	2004	2003
Cost	**$ 69,284**	$ 50,473	$ 72,073
Accumulated amortization	**53,608**	50,473	72,037
Net computer software	**$ 15,676**	$ -	$ 36
Amortization expense	**$ 3,134**	$ 36	$ 8,155

The Company has signed agreements with contractors for construction of a new branch in Church Hill, Maryland. Remaining payments to the contractors under the agreements totaled $752,658 as of December 31, 2005.

6. Other Time Deposits

Maturities of other time deposits as of December 31, are as follows:

	2005	2004	2003
Within one year	**$ 27,378,152**	$ 16,025,716	$ 17,342,606
Over one to two years	**17,193,692**	16,283,566	7,041,801
Over two to three years	**6,762,875**	18,643,709	16,185,058
Over three to five years	**18,662,183**	13,903,654	25,446,755
Over five years	**20,419**	51,092	32,288
	$ 70,017,321	$ 64,907,737	$ 66,048,508

Included in other time deposits are certificates of deposit in amounts of $100,000 or more of $21,883,127, $18,538,931, and $18,842,694, as of December 31, 2005, 2004, and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements represent overnight borrowings from customers. The government agency securities that are the collateral for these agreements are owned by the Company and maintained in the custody of a nonaffiliated bank. Additional information is as follows:

	2005	2004	2003
Maximum month-end amount outstanding	**$ 10,587,921**	$ 8,557,903	$ 8,925,864
Average amount outstanding	**5,485,997**	5,759,429	4,857,045
Average rate paid during the year	**1.08%**	0.62%	0.86%
Investment securities underlying agreements at year-end			
Carrying value	**6,110,649**	6,290,636	4,536,082
Estimated fair value	**6,026,190**	6,276,929	4,637,135



In January 2006 Peoples Bank of Kent County, Maryland's incoming Chairman Robert A. Moore welcomes new board members Patricia Joan Horsey and E. Jean Anthony to their first board meeting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Notes Payable and Lines of Credit

The Company may borrow up to approximately 25% of total assets from the Federal Home Loan Bank (FHLB) through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Company's real estate mortgage loans. The Company was required to purchase shares of capital stock in the FHLB as a condition to obtaining the line of credit.

The Company's borrowings from the Federal Home Loan Bank as of December 31, 2005, 2004, and 2003, are summarized as follows:

Interest rate	**2005 Balance**	2004 Balance	2003 Balance
variable	**$ 2,000,000**	$ 5,200,000	$ -
3.44%	**2,000,000**	-	-
5.08%	**5,000,000**	-	-
4.37%	**2,000,000**	-	-
4.37%	**2,000,000**	-	-
4.36%	**3,000,000**	-	-
4.24%	**2,000,000**	-	-
4.32%	**2,000,000**	-	-
4.17%	**1,700,000**	-	-
4.14%	**2,000,000**	-	-
4.16%	**2,000,000**	-	-
4.32%	**2,000,000**	-	-
4.35%	**2,000,000**	-	-
variable	**1,000,000**	1,000,000	-
variable	**1,000,000**	1,000,000	-
4.80%	**5,000,000**	-	-
3.41%	**1,000,000**	-	-
variable	**1,000,000**	1,000,000	-
variable	**1,000,000**	1,000,000	-
3.28%	**1,000,000**	-	-
1.66%	-	1,000,000	1,000,000
2.41%	-	1,000,000	-
variable	-	-	1,000,000
1.26%	-	-	1,000,000
	$ 40,700,000	$ 11,200,000	$ 3,000,000

In addition to the line from the FHLB, the Company has lines of credit of $17,400,000 in unsecured overnight federal funds and $3,000,000 in secured overnight federal funds at December 31, 2005. As of December 31, 2005, the Company had borrowed $2,720,000 under the unsecured federal funds lines of credit.

9. Income Taxes

The components of income tax expense are as follows:

	2005	2004	2003
Current			
Federal	**$ 2,003,151**	$ 1,439,202	$ 1,173,509
State	**389,373**	261,885	168,726
	2,392,524	1,701,087	1,342,235
Deferred	**(207,721)**	57,057	(9,223)
	$ 2,184,803	$ 1,758,144	$ 1,333,012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. **Income Taxes** (Continued)

The components of the deferred income tax expense are as follows:

	2005	2004	2003
Provision for loan losses	**$ (171,863)**	$ 4,816	$ (22,002)
Prepaid pension costs	**5,163**	17,436	13,729
Depreciation	**16,880**	39,943	3,589
Discount accretion	**(30,530)**	12,138	8,551
Foreclosed real estate	**-**	1,158	(1,158)
Nonaccrual interest	**(10,431)**	659	1,298
Deferred compensation	**(16,940)**	(19,093)	(13,230)
	$ (207,721)	$ 57,057	$ (9,223)

The components of the net deferred income tax asset (liability) are as follows:

	2005	2004	2003
Deferred income tax assets			
Allowance for loan losses	**$ 508,024**	$ 336,161	$ 340,977
Deferred compensation	**126,424**	109,484	90,391
Foreclosed real estate	**-**	-	1,158
Nonaccrual interest	**10,528**	97	756
Unrealized loss on investment securities available for sale	**4,200**	-	-
	649,176	445,742	433,282
Deferred income tax liabilities			
Depreciation	**143,453**	126,573	86,630
Discount accretion	**9,436**	39,966	27,828
Prepaid pension costs	**191,399**	186,236	168,800
Unrealized gain on investment securities available for sale	**-**	54,556	249,105
	344,288	407,331	532,363
Net deferred income tax asset (liability)	**$ 304,888**	$ 38,411	$ (99,081)

A reconciliation of the provisions for income taxes from statutory federal rates to effective rates follows:

	2005	2004	2003
Tax at statutory federal income tax rate	**34.0 %**	34.0 %	34.0 %
Tax effect of			
Tax-exempt income	**(0.4)**	(0.1)	(0.1)
State income taxes, net of federal benefit	**4.0**	3.8	3.1
Other, net	**-**	0.1	0.1
	37.6 %	37.8 %	37.1 %

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Profit Sharing Plan

The Company has a profit sharing plan qualifying under section 401(k) of the Internal Revenue Code that covers all employees with one year of service who have attained age 21. The Company matches 15% of employee contributions to the Plan, up to a maximum of 2% of pay. The Company may make discretionary contributions to the Plan in amounts approved by the Board of Directors. The Company's contributions to the plan, included in expenses for 2005, 2004, and 2003, were $48,884, $38,860, and $38,581, respectively.

11. Pension

The Company has a defined benefit pension plan covering substantially all of the employees. Benefits are based on years of service and the employee's highest average rate of earnings for five consecutive years during the final ten full years before retirement. The Company's funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes, determined using the projected unit credit cost method. Assets of the plan are held in deposit accounts at the Company.

The following table sets forth the financial status of the plan at December 31:

	2005	2004	2003
Change in plan assets			
Fair value of plan assets at beginning of year	**$1,431,240**	$ 1,809,209	$ 1,627,676
Actual return on plan assets	**52,321**	57,280	66,935
Employer contribution	**183,075**	153,802	125,516
Benefits paid	**(34,552)**	(589,051)	(10,918)
Fair value of plan assets at end of year	**1,632,084**	1,431,240	1,809,209
Change in benefit obligation			
Benefit obligation at beginning of year	**1,582,005**	1,890,598	1,617,521
Service cost	**144,886**	93,593	84,200
Interest cost	**97,965**	106,452	120,872
Benefits paid	**(34,552)**	(589,051)	(10,918)
Actuarial loss	**742,997**	80,413	78,923
Benefit obligation at end of year	**2,533,301**	1,582,005	1,890,598
Funded status	**(901,217)**	(150,765)	(81,389)
Unamortized prior service cost	**(8,267)**	(9,644)	(11,021)
Unrecognized net loss	**1,410,564**	653,608	545,950
Unamortized net obligation from transition	**(5,484)**	(10,973)	(16,462)
Prepaid pension expense included in other assets	**$ 495,596**	$ 482,226	$ 437,078
Accumulated benefit obligation	**$1,411,059**	$ 843,696	$ 1,233,644

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. **Pension** (Continued)

Net pension expense includes the following components:

	2005	2004	2003
Service cost	**$ 144,886**	$ 93,593	$ 84,200
Interest cost	**97,965**	106,452	120,872
Expected return on assets	**(52,321)**	(104,901)	(124,240)
Amortization of transition asset	**(5,489)**	(5,489)	(5,489)
Amortization of prior service cost	**(1,377)**	(1,377)	(1,377)
Amortization of loss	**(13,958)**	20,376	16,000
Net pension expense	**$ 169,706**	$ 108,654	$ 89,966

Assumptions used in the accounting for net pension expense were:

	2005	2004	2003
Discount rates	**6.25%**	7.50%	7.50%
Rate of increase in compensation level	**5.00%**	5.00%	5.00%
Long-term rate of return on assets	**6.25%**	7.50%	7.50%

The Company intends to contribute approximately $180,000 to the Plan in 2006.

Benefits expected to be paid from the Plan are as follows:

Year	Amount
2006	$ 30,539
2007	35,652
2008	45,056
2009	53,091
2010	58,864
2011-2015	567,475

The long-term rate of return on assets assumption considers the current earnings on assets of the Plan as well as the effects of asset diversification. The discount rate and long-term rate of return on assets assumptions were lowered in 2005 to reflect management's changing expectations for actual return on assets and the economic environment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Other Operating Expenses

Other operating expenses consist of the following:

	2005	2004	2003
Data processing and correspondent fees	**$ 552,970**	$ 496,014	$ 440,088
Directors' fees	**116,474**	121,225	117,564
Professional fees	**98,184**	69,344	50,860
Postage	**69,725**	65,021	63,944
Public relations and contributions	**58,682**	52,613	56,968
Office supplies	**57,318**	53,286	63,509
Printing and stationery	**48,426**	44,767	46,494
Advertising	**39,074**	36,915	33,830
Regulatory assessments	**37,438**	35,877	35,416
Telephone	**30,421**	29,525	30,206
Insurance	**29,133**	28,820	26,035
Loan product costs	**23,804**	27,149	20,994
Other	**163,459**	145,040	142,990
	$1,325,108	$ 1,205,596	$1,128,898

13. Related Party Transactions

In the normal course of banking business, loans are made to senior officers and directors of the Company as well as to companies and individuals affiliated with those officers and directors. The terms of these transactions are substantially the same as the terms provided to other borrowers entering into similar loan transactions. In the opinion of management, these loans are consistent with sound banking practices, are within regulatory lending limitations, and do not involve more than normal credit risk.

A summary of these loans is as follows:

	2005	2004	2003
Beginning loan balances	**$ 5,626,461**	$ 4,554,893	$ 3,647,901
Advances	**5,076,337**	8,329,073	3,537,065
Repayments	**(3,973,293)**	(7,163,934)	(2,630,073)
Change in related parties	**(380,088)**	(93,571)	-
Ending loan balances	**$ 6,349,417**	$ 5,626,461	$ 4,554,893

A director is a partner in a law firm that provides services to the Company. Payments of $9,500 and $9,000 were made to that firm during 2005 and 2004, respectively.

Deposits from senior officers and directors and their related interests were $3,056,252 as of December 31, 2005, $5,034,623 as of December 31, 2004, and $4,609,240 as of December 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. **Capital Standards**

The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The table below sets forth the capital ratios of the Bank as of December 31, 2005, 2004, and 2003. Because the Company's only asset other than its equity interest in the Bank is a small amount of cash, its capital ratios do not differ materially from those of the Bank.

(in thousands)	Actual		Minimum capital adequacy		To be well capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005						
Total capital (to risk-weighted assets)	**$24,919**	**12.8%**	**$ 15,563**	**8.0%**	**$19,454**	**10.0%**
Tier 1 capital (to risk-weighted assets)	**$22,270**	**12.0%**	**$ 7,782**	**4.0%**	**$11,673**	**6.0%**
Tier 1 capital (to average fourth quarter assets)	**$22,270**	**9.9%**	**$ 9,378**	**4.0%**	**$11,722**	**5.0%**
December 31, 2004						
Total capital (to risk-weighted assets)	$22,017	13.6%	$ 12,938	8.0%	$10,172	10.0%
Tier 1 capital (to risk-weighted assets)	$20,813	12.9%	$ 6,469	4.0%	$ 9,703	6.0%
Tier 1 capital (to average fourth quarter assets)	$20,813	10.6%	$ 7,826	4.0%	$ 9,783	5.0%
December 31, 2003						
Total capital (to risk-weighted assets)	$20,464	15.3%	$ 10,695	8.0%	$13,369	10.0%
Tier 1 capital (to risk-weighted assets)	$19,247	14.4%	$ 5,347	4.0%	$ 8,021	6.0%
Tier 1 capital (to average fourth quarter assets)	$19,247	10.7%	$ 7,208	4.0%	$ 9,009	5.0%

Tier 1 capital consists of common stock, additional paid on capital, and undivided profits. Total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

Failure to meet the capital requirements could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

In the most recent regulatory report, the Bank was categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

	December 31,					
	2005		2004		2003	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets						
Cash and due from banks	**$ 4,709,890**	**$ 4,709,890**	$ 3,965,562	$ 3,965,562	$ 3,479,325	$ 3,479,325
Federal funds sold	**2,099,705**	**2,099,705**	1,947,273	1,947,273	7,509,247	7,509,247
Investment securities (total)	**19,904,503**	**19,740,104**	20,150,093	20,092,844	25,935,244	25,944,540
Federal Home Loan Bank stock	**2,282,400**	**2,282,400**	864,800	864,800	410,900	410,900
Loans, net	**203,143,629**	**202,395,458**	170,592,710	170,390,911	137,799,682	137,907,663
Accrued interest receivable	**1,268,377**	**1,268,377**	908,069	908,069	897,059	897,059
Financial liabilities						
Noninterest-bearing deposits	**$ 33,509,679**	**$ 33,509,679**	$ 28,596,460	$ 28,596,460	$ 25,022,203	$25,022,203
Interest-bearing deposits and overnight borrowings	**139,702,931**	**139,045,574**	141,254,773	142,710,301	131,708,984	134,973,598
Federal Home Loan Bank advances	**40,700,000**	**40,168,759**	11,200,000	11,181,489	3,000,000	2,996,465
Accrued interest payable	**319,987**	**319,987**	271,081	271,081	312,325	312,325

The fair value of securities is estimated using a matrix that considers yield to maturity, credit quality, and marketability.

The fair value of fixed-rate loans is estimated to be the present value of scheduled payments discounted using interest rates currently in effect. The fair value of variable-rate loans, including loans with a demand feature, is estimated to equal the carrying amount. The valuation of loans is adjusted for possible loan losses.

The fair value of interest-bearing checking, savings, and money market deposit accounts is equal to the carrying amount. The fair value of fixed-maturity time deposits and borrowings is estimated based on interest rates currently offered for deposits of similar remaining maturities.

It is not practicable to estimate the fair value of outstanding loan commitments, unused lines of credit, and letters of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. **Parent Company Financial Information**

The balance sheets, statements of income, and statements of cash flows for Peoples Bancorp, Inc. (Parent Only) follow:

Balance Sheets	December 31, 2005	2004	2003
Assets			
Cash	$ 308,624	$ 312,483	$ 309,123
Investment in subsidiary	23,262,959	20,899,458	19,642,117
Income tax refund receivable	6,490	3,917	1,995
Total assets	$23,578,073	$21,215,858	$19,953,235
Liabilities and Stockholders' Equity			
Other liabilities	$ 9,852	$ 8,540	$ 5,654
Stockholders' equity			
Common stock	7,890,120	7,890,120	7,940,120
Additional paid-in capital	2,920,866	2,920,866	2,920,866
Retained earnings	12,763,903	10,309,734	8,691,184
Accumulated other comprehensive income	(6,668)	86,598	395,411
Total stockholders' equity	23,568,221	21,207,318	19,947,581
Total liabilities and stockholders' equity	$23,578,073	$21,215,858	$19,953,235

Statements of Income	Years Ended December 31, 2005	2004	2003
Interest revenue	$ 6,577	$ 3,428	$ 5,761
Dividends from subsidiary	1,177,737	1,330,737	1,326,962
Equity in undistributed income of subsidiary	2,456,767	1,566,154	937,284
	3,641,081	2,900,319	2,270,007
Expenses			
Professional fees	23,176	14,744	6,760
Other	2,489	205	4,870
	25,665	14,949	11,630
Income before income taxes	3,615,416	2,885,370	2,258,377
Income tax expense (benefit)	(6,490)	(3,917)	(1,995)
Net income	$ 3,621,906	$ 2,889,287	$ 2,260,372

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. **Parent Company Financial Information** (Continued)

Statements of Cash Flows	Years Ended December 31, 2005	2004	2003
Cash flows from operating activities			
Interest and dividends received	**$ 1,184,314**	$ 1,334,165	$ 1,332,723
Income taxes refunded (paid)	**3,917**	1,995	4,116
Cash paid for operating expenses	**(24,353)**	(12,063)	(10,576)
	1,163,878	1,324,097	1,326,263
Cash flows from financing activities			
Dividends paid	**(1,167,737)**	(1,095,737)	(1,035,282)
Repurchase of stock	**-**	(225,000)	(291,680)
	(1,167,737)	(1,320,737)	(1,326,962)
Net increase (decrease) in cash	**(3,859)**	3,360	(699)
Cash at beginning of year	**312,483**	309,123	309,822
Cash at end of year	**$ 308,624**	$ 312,483	$ 309,123
Reconciliation of net income to net cash provided by operating activities			
Net income	**$ 3,621,906**	$ 2,889,287	$ 2,260,372
Adjustments to reconcile net income to net cash provided by operating activities			
Undistributed net income of subsidiary	**(2,456,767)**	(1,566,154)	(937,284)
Increase (decrease) in other liabilities	**1,312**	2,886	1,054
(Increase) decrease in income tax refund receivable	**(2,573)**	(1,922)	2,121
	$ 1,163,878	$ 1,324,097	$ 1,326,263

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Quarterly Results of Operations (Unaudited)

(in thousands) except per share information	Three Months Ended December 31,	September 30,	June 30,	March 31,
2005				
Interest revenue	$ 3,702	$ 3,556	$ 3,338	$ 3,082
Interest expense	1,135	1,024	939	750
Net interest income	2,567	2,532	2,399	2,332
Provision for loan losses	120	120	120	120
Net income	940	948	874	860
Comprehensive income	928	933	864	804
Earnings per share	$1.19	$1.20	$1.11	$1.09
2004				
Interest revenue	$ 2,838	$ 2,680	$ 2,550	$ 2,466
Interest expense	650	631	608	628
Net interest income	2,188	2,049	1,942	1,838
Provision for loan losses	-	32	23	7
Net income	843	715	672	659
Comprehensive income	767	691	476	647
Earnings per share	$1.06	$0.90	$0.85	$0.83
2003				
Interest revenue	$ 2,462	$ 2,423	$ 2,424	$ 2,421
Interest expense	674	676	715	727
Net interest income	1,788	1,747	1,709	1,694
Provision for loan losses	-	-	85	3
Net income	600	585	503	572
Comprehensive income	493	368	601	524
Earnings per share	$0.76	$0.74	$0.63	$0.71

ROWLES
&Company, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Peoples Bancorp, Inc.
Chestertown, Maryland

We have audited the accompanying consolidated balance sheets of Peoples Bancorp, Inc. and Subsidiary as of December 31, 2005, 2004, and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp, Inc. and Subsidiary as of December 31, 2005, 2004, and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowles & Company, LLP

Baltimore, Maryland
January 11, 2006

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX 410-583-7061
Website: www.Rowles.com

95 YEARS
OF
INDEPENDENT
COMMUNITY
BANKING

MEMBER F.D.I.C.

100 Spring Avenue
PO Box 210
Chestertown, MD 21620-0210
410.778.3500 FAX #410.778.2089
Email: main@pbkc.com
Website: www.pbkc.com



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